Exhibit 99.1

FOR IMMEDIATE RELEASE

Studio City International Holdings Limited Announces

Pricing of Initial Public Offering of ADSs

MACAU, October 18, 2018 – Studio City International Holdings Limited (“Studio City”), a cinematically-themed, world-class gaming, retail and entertainment resort, today announces the pricing of its initial public offering of 28,750,000 American Depositary Shares (“ADSs”), each ADS representing four Class A ordinary shares of Studio City, at a price of US$12.50 per ADS for total gross proceeds of approximately US$359 million, assuming the underwriters do not exercise their option to purchase additional ADSs. The ADSs are expected to begin trading on the New York Stock Exchange on October 18, 2018 under the symbol “MSC.” The offering is expected to close on October 22, 2018, subject to customary closing conditions.

Studio City has granted the underwriters an option, exercisable within 30 days from the date of the final prospectus, to purchase up to an aggregate of 4,312,500 additional ADSs to cover over-allotments.

Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. International plc are acting as joint bookrunners of this offering and as the representatives of the underwriters.

A registration statement relating to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering is being made by means of a prospectus. Copies of the prospectus relating to the offering may be obtained, when available, from Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York, NY 10005, via telephone at 800-503-4611 or via e-mail: prospectus.cpdg@db.com; Credit Suisse Securities (USA) LLC, Credit Suisse Securities (USA) LLC, 11 Madison Avenue, New York, New York 10010-3629, Attention: Prospectus Department or by calling 1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department (telephone: 1-866-718-1649) or by e-mailing prospectus@morganstanley.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Studio City’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) Studio City’s anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in Studio City’s or its affiliates’ filings with the SEC. All information provided in this press release is as of the date of this press release, and Studio City does not undertake any duty to update such information, except as required under applicable law.

For investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiry, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com